

January 10, 2018

George C. Nicholson
Senior V.P., Chief Accounting Officer and CFO
NZCH Corporation
45o Park Avenue, 29ᵗʰ Floor
New York, New York 10022

      Re: NZCH Corporation
              Schedule 13E-3
              Filed on January 5, 2018
              File Nos. 005-84901

Dear Mr. Nicholson,

      We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

      Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

      If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Schedule 13E-3

Summary Term Sheet, page 1

1. The discussion under "Fairness of the Transaction" addresses the substantive and procedural fairness of the transaction to the "Discontinued Shareholders." Please conform the disclosure to the Item 1014(a) of Regulation M-A standards by revising or supplementing this statement to make clear that the fairness determination is directed at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term "unaffiliated security holder."

Continuing Stockholders, page 2

2. We note the HRG Group is expected to be the only continuing stockholder upon completion of the transaction. Given that the beneficial ownership table reflects HRG's beneficial ownership interest of 99.5%, advise us, with a view toward revised disclosure, why HRG has not been identified as an affiliate engaged in the Rule 13e-3 transaction.

<u>Fairness of the Transaction, page 9</u>

3. Please revise to state, if true, that the Board has produced the fairness determination on behalf of NZCH. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

4. Please revise to indicate, if true, that specific going concern was not calculated or considered by the Board in making its fairness determination on behalf of the subject company. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

5. Please advise us, with a view toward revised disclosure, how the balance of the factors identified in Instruction 2 to Item 1014 of Regulation M-A were addressed. Refer to Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

<u>Procedural Fairness of the Transaction, page 10</u>

6. Many of the disclosures required under Item 1014 of Regulation M-A are substantive, and affirmative responses to subparagraphs (c) through (f) only appear to have been provided in the Schedule 13E-3 transaction statement as distinguished from the document that has been described as Exhibit A. Please provide these disclosures in the document to be furnished to security holders, and make corresponding revisions in respect of other line items if appropriate. Alternatively, please affirm for us that that the Schedule 13E-3 transaction statement also will be distributed in accordance with Rule 13e-3(f). See Rule 13e-3(e).

<u>Potential Conflict of Interest, page 12</u>

7. Revise to indicate explicitly, if true, which affiliates will become the direct beneficiaries of the cost savings associated with NZCH's no longer having to comply with the federal securities laws. State that such savings will be realized on an annual, recurring basis. See Instruction 2 to Item 1013(d) of Regulation M-A.

8. The subject company has suffered net operating losses in 2014, 2015 and 2016. Please specify the constituency, if any, expected to become the beneficiary of the Company's future use of any net operating loss carryforwards, if any. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

9. If HRG is added as a filing person, the description required by paragraph (d) of Item 1013 of Regulation M-A must include the effect of the Rule 13e-3 transaction on the affiliates' interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013(d) of Regulation M-A.

<u>Financial and Other Information | Additional Information, page 16</u>

10. To the extent that financial information is incorporated by reference into Item 13 of Schedule 13E-3, an express reference must be made to a document that contains the required information and the document from which the information has been so incorporated must be filed as an exhibit under Item 16. Refer to General Instruction F of Schedule 13E-3.

11. To the extent financial information from annual and quarterly reports has been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, NZCH is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm. This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions